Exhibit 99.10

SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

Project Number: 2US043.004

Vancouver, B.C.

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Daniel Mackie, P.Geo (BC), M.Sc., do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” dated January 17, 2020, with an effective date of October 31, 2019 (the “Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated December 19, 2019 (the “News Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 17th day of January 2020.

“Daniel Mackie”
Daniel Mackie, P. Geo.(BC), M.Sc.
Principal Consultant - Hydrogeology